650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 4, 2016

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention:	Terence O’Brien, Accounting Branch Chief Nudrat Salik, Staff Accountant Jeanne Baker, Assistant Chief Accountant

Re:

Vivint Solar, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 15, 2016

Form 10-Q for the Period Ended June 30, 2016

Filed August 8, 2016

Response Dated October 25, 2016

File No. 1-36642

Ladies and Gentlemen:

On behalf of Vivint Solar, Inc. (the “Company”), we submit this letter in response to your letter of November 3, 2016 (the “Staff Letter”) which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2015

Note 2. Revenue Recognition — Lease Pass-Through Arrangements, page 81 and Note 11. Investment Funds —Lease Pass-Through Obligations, page 94

1.

We note your response to comment 2 of our letter dated October 21, 2016. At the time of receiving the initial large upfront payment in a lease pass-through arrangement, it appears that an amount is allocated to deferred ITC revenue and correspondingly the cash flows associated with this deferred ITC revenue are reported in operating cash

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

Division of Corporation Finance

November 4, 2016

flows. Please help us better understand whether any additional activities need to be performed by you or any other party prior to applying for and receiving the investment tax credit. If additional activities are required to be performed, please tell us approximately how long it takes to perform these activities after receiving the upfront payment.

The Company has completed substantially all activities necessary to apply for and receive the ITC prior to receiving payment from the investor in the lease pass-through arrangement. Payment is not made until the Company’s sales team has identified and executed a contract with the host customer and the Company has designed the solar energy system, obtained approval for the design from the host customer, procured the solar equipment, and installed the solar equipment on the host customer’s home. At this point the Company’s required activities are substantially complete. The only remaining activity to be completed prior to application for the ITC is obtaining permission to operate, which requires the completion of the inspection process by the respective municipality. The time required to complete the inspection process is generally minimal and could be completed immediately after installation is complete. The actual time from completion of the installation to the completion of the inspection process averages approximately 90 days because of municipality backlog and scheduling issues.

Because selling energy-related credits is part of the Company’s normal business activities and because the Company has completed substantially all activities necessary for the solar system to be operational and qualify for the ITC prior to receiving payment, the Company believes it is appropriate to classify the cash flows associated with the value of the ITC as operating cash flows.

Securities and Exchange Commission

Division of Corporation Finance

November 4, 2016

Please direct any questions regarding the Company’s responses to me at (206) 883-2500 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Cc:	David Bywater, Interim Chief Executive Officer

Dana C. Russell, Chief Financial Officer

Dan Black, General Counsel

Vivint Solar, Inc.

Robert Day

Wilson Sonsini Goodrich & Rosati, P.C.

David Hickcox

Mark Peterson

Ernst & Young, LLP